                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            LIBERTY MEDIA CORPORATION
                            -------------------------
                                (NAME OF ISSUER)


1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").

2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").
                            -------------------------
                         (TITLE OF CLASS OF SECURITIES)


1.   Series A Common Stock:                                          530 718 105

2.   Series B Common Stock:                                          530 718 204
                            -------------------------
                                 (CUSIP NUMBER)


                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                     11/22/02
                            -------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   CUSIP Nos.
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Series A Common Stock:                                               530 718 105
Series B Common Stock:                                               530 718 204
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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Kim Magness
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) / /
     (b) /X/
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)          OO
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
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6)   Citizenship or Place of Organization        U.S.A.
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 Number of Shares        7)   Sole Voting Power
                                   Series A Common Stock         26,907,927(1)
   Beneficially                    Series B Common Stock         17,851,758(2)
                         -------------------------------------------------------
  Owned by Each          8)   Shared Voting Power
                                   Series A Common Stock         98,036,083(1)
 Reporting Person                  Series B Common Stock         70,850,108(2)
                         -------------------------------------------------------
       With              9)   Sole Dispositive Power
                                   Series A Common Stock          2,192,187(1)
                                   Series B Common Stock          1,627,686(2)
                         -------------------------------------------------------
                         10)  Shared Dispositive Power
                                   Series A Common Stock        122,751,823(1)
                                   Series B Common Stock         87,074,180(2)
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                         11)  Aggregate Amount Beneficially
                              Owned by Each Reporting Person
                                   Series A Common Stock        124,944,010(1)
                                   Series B Common Stock         88,701,866(2)
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
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13)  Percent of Class Represented by Amount in Row (11)
          4.9% of Series A Common Stock
          41.8% of Series B Common Stock
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14)  Type of Reporting Person (See Instructions)    IN
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(1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

(2)  See Item 5 below.

ITEM 1. SECURITY AND ISSUER

     No Change.

ITEM 2. IDENTITY AND BACKGROUND

     No Change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 31, 2002 Liberty Media Corporation (the "Company") issued for no additional consideration to each holder of its Series A and B Common Stock, .04 subscription rights for each share of Common Stock held. Each whole right ("Right") entitled its holder to purchase from the Company one share of Series A Common Stock at a price of $6.00. The reporting person used funds generated from the sales of Series A Common Stock described in Item 4 to exercise his Rights and acquire the underlying shares of Series A Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     On October 31, 2002, the Company issued to the reporting person individually 82,094 Rights. In addition, the reporting person beneficially received 3,887,323 Rights as co-beneficiary of the Estate of Bob Magness, 933,862 Rights as a member and manager of Magness Securities, LLC ("Magness LLC"), and 41,760 Rights as a member and manager of Magness FT Investment Company, LLC ("FT LLC").

     On November 22, 2002 the Estate of Bob Magness sold 1,034,260 Rights for $4,530,059. In addition, the reporting person sold shares of Series A Common Stock as follows:

                                                              Shares of Series A         Consideration
                                                              Common Stock Sold             Received
                                                              ------------------         -------------
     Individually                                                      54,729             $   571,486
     As co-personal representative of Estate of Bob Magness         2,000,000             $20,884,200
     As a manager and member of Magness LLC                           622,574             $ 6,500,980
     As a manager and member of FT LLC                                 27,840             $   290,708

     On December 2, 2002 the reporting person exercised Rights, paid consideration to the Company and received corresponding shares of Series A Common Stock as follows:

                                                               Rights       Consideration     Shares of Series A
                                                              Exercised        Paid          Common Stock Received
                                                              ---------     -------------    ---------------------
Individually                                                     82,094      $   492,564              82,094
As co-personal representative of Estate of Bob Magness        2,853,063      $17,118,378           2,853,063
As a manager and member of Magness LLC                          933,862      $ 5,603,172             933,862
As a manager and member of FT LLC                                41,760      $   250,560              41,760


     The reporting person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of Company securities beneficially owned by the reporting person are as follows:

                              Amount and Nature of               Percent of Class
Title of Class                Beneficial Ownership                   Power(1)
--------------                --------------------               ----------------
Series A Common Stock         124,944,010(2)(3)(4)(5)(6)                4.9%
Series B Common Stock          88,701,866(2)(3)(5)                     41.8%

(1) Based on 2,476,865,500 shares of Series A Common Stock, and 212,045,128 shares of Series B Common Stock. Assumes issuance of all 103,426,000 shares of Series A Common Stock offered in the Company's subscription rights offering.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one of one vote per share.

(3) Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' share information:
     (i) 98,036,083 shares of Series A Common Stock and (ii) 70,850,108 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(4) Kim Magness possesses options to acquire 112,500 shares of Series A Common Stock all of which are currently exercisable.

(5) Kim Magness is the manager and a holder of a 66.67% membership interest in Magness LLC. Accordingly, the following shares beneficially owned by Magness LLC are reflected in full in Kim Magness' share information: (i) 23,657,828 shares of Series A Common Stock, and (ii) 16,224,072 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(6) Kim Magness is the manager and a holder of a 50% membership interest in FT LLC. Accordingly, the 1,057,912 shares of Series A Common Stock beneficially owned by FT LLC are reflected in full in Kim Magness' share information.

     (b) The following indicates for the reporting person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                            Shared Voting
Class of Security                  Sole Voting Power         Power(1)(2)
-----------------                  -----------------        -------------
Series A Common Stock                  26,907,927             98,036,083
Series B Common Stock                  17,851,758             70,850,108

                                   Sole Dispositive              Shared
Class of Security                       Power               Dispositive Power(1)(2)
-----------------                  ----------------         -----------------------
Series A Common Stock                  2,192,187                 122,751,823
Series B Common Stock                  1,627,686                  87,074,180

(1) As co-personal representatives of the Bob Magness Estate, Kim Magness and Gary Magness share both voting and dispositive power over the shares held by the Bob Magness Estate with its co-personal representative.

(2) Pursuant to oral agreements with Gary Magness, Kim Magness shares dispositive power over the shares held by Magness LLC and FT LLC with Gary Magness.

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No Change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No Change.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  12/09/02


/s/ Kim Magness
-------------------------------------
Kim Magness